UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2020

Commission File Number 1-14840

AMDOCS LIMITED

(Exact Name of Registrant as Specified in Its Charter)

Hirzel House, Smith Street,

St. Peter Port, Guernsey, GY1 2NG

Amdocs, Inc.

1390 Timberlake Manor Parkway

Chesterfield, Missouri 63017

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

AMDOCS

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON FRIDAY, JANUARY 29, 2021

To the Shareholders:

The annual general meeting of shareholders of Amdocs Limited will be held at 10:00 a.m., local time, on Friday, January 29, 2021, at the Amdocs offices at 185 Hudson Street, floor no. 27, Suite 2700, Jersey City, NJ 07311, for the following purposes:

1. To approve the election of each of the following 10 individuals to serve as directors of Amdocs Limited until the next annual general meeting of shareholders or until his or her earlier resignation or removal or until his or her respective successor is elected and qualified (Proposal I);

Robert A. Minicucci

Adrian Gardner

James S. Kahan

Rafael de la Vega

Giora Yaron

Eli Gelman

Richard T.C. LeFave

John A. MacDonald Shuky Sheffer

Yvette Kanouff

2. To approve an increase in the dividend rate under our quarterly cash dividend program from $0.3275 per share to $0.36 per share (Proposal II);

3. To approve our Consolidated Financial Statements for the fiscal year ended September 30, 2020 (Proposal III); and

4. To ratify and approve the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending September 30, 2021, and until the next annual general meeting, and authorize the Audit Committee of the Board of Directors to fix the remuneration of such independent registered public accounting firm in accordance with the nature and extent of its services (Proposal IV).

Our shareholders will also act on such other business as may properly come before the annual general meeting.

The Board of Directors has fixed the close of business on December 3, 2020 as the record date for the determination of our shareholders entitled to notice of, and to vote on the matters proposed at, the annual general meeting and any adjournments thereof.

By Order of the Board of Directors

By:	/s/ Matthew E. Smith
Name: Matthew E. Smith
Title: Secretary

YOUR VOTE IS IMPORTANT

ALL SHAREHOLDERS OF AMDOCS LIMITED (WHETHER THEY EXPECT TO ATTEND THE ANNUAL GENERAL MEETING OR NOT) ARE REQUESTED TO COMPLETE, SIGN, DATE AND RETURN PROMPTLY THE PROXY CARD ENCLOSED WITH THIS NOTICE. IF YOU ARE THE RECORD HOLDER OF YOUR ORDINARY SHARES, YOU CAN ALSO AUTHORIZE THE VOTING OF YOUR SHARES OVER THE INTERNET OR BY TELEPHONE AS PROVIDED IN THE INSTRUCTIONS SET FORTH ON THE ENCLOSED PROXY CARD. YOU CAN CHANGE YOUR VOTE AND REVOKE YOUR PROXY AT ANY TIME BEFORE THE POLLS CLOSE AT THE ANNUAL GENERAL MEETING BY FOLLOWING THE PROCEDURES DESCRIBED IN THE ACCOMPANYING PROXY STATEMENT.

1. A proxy card for the annual general meeting for the fiscal year ended September 30, 2020 is enclosed and our Annual Report on Form 20-F is available on our website at www.amdocs.com/proxy or by request. The proxy card shall be delivered to our Secretary, in care of our principal U.S. subsidiary, Amdocs, Inc., by delivery to our transfer agent, American Stock Transfer & Trust Company, LLC, at 6201 15th Avenue, Brooklyn, New York 11219, as soon as possible.

2. Shareholders are entitled to appoint another person as proxy to exercise all or any rights to attend and to speak and vote at a meeting of the Company. A shareholder may appoint more than one proxy in relation to a meeting provided that each proxy is appointed to exercise the rights in respect of different shares held by such shareholder.

3. The quorum for the annual general meeting shall be two shareholders or more holding a majority of the ordinary shares outstanding as of the record date. If within 30 minutes from the appointed time for the annual general meeting, a quorum is not present, it shall stand adjourned to any other time and any other place as determined by the Chairman of the annual general meeting. It shall not be necessary to notify any shareholder of any adjournment of less than 20 days, not counting the day when notice is given or deemed to be given and the day of the adjourned meeting, if the time and place of the adjourned meeting are announced at the annual general meeting at which adjournment is taken, unless after the adjournment a new record date is fixed for the adjourned meeting.

4. Every shareholder present in person or by proxy shall have one vote for each ordinary share held by him, her or it.

5. For the health and safety of our shareholders, and in compliance with local and state requirements then in place at the time of the annual meeting due to the COVID-19 pandemic, only one representative may attend the meeting on behalf of any shareholder along with any person providing assistance to that shareholder, such as a caregiver. All persons in attendance must wear face coverings, maintain social distancing and may be subject to heightened health screening procedures. Amdocs will also be required to comply with any restrictions limiting the number of persons who may gather indoors.

AMDOCS LIMITED

PROXY STATEMENT

ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON FRIDAY, JANUARY 29, 2021

References in this Proxy Statement to “Amdocs”, “we”, “our” and “us” refer to Amdocs Limited and its consolidated subsidiaries and their respective predecessors.

This Proxy Statement and the accompanying proxy are being furnished to shareholders of Amdocs Limited, a company organized under the laws of Guernsey, in connection with the solicitation by its Board of Directors of proxies from holders of its outstanding ordinary shares, par value £0.01 per share, for use at the annual general meeting of shareholders to be held at 10:00 a.m., local time, on Friday, January 29, 2021, at the Amdocs offices at 185 Hudson Street, floor no. 27, Suite 2700, Jersey City, NJ 07311, or at any adjournments thereof (the “General Meeting”).

This Proxy Statement and the accompanying proxy are first being mailed or delivered to our shareholders on or about December 23, 2020.

At the General Meeting, the holders of our ordinary shares as of the close of business on December 3, 2020 (the “Record Date”) will be asked to take the following actions:

1. Elect 10 directors to serve until the next annual general meeting of shareholders or until their earlier resignation or removal or successors are elected and qualified (Proposal I);

2. Approve an increase in the dividend rate under our quarterly cash dividend program from $0.3275 per share to $0.36 per share (Proposal II);

3. Approve our Consolidated Financial Statements for the fiscal year ended September 30, 2020 (Proposal III); and

4. Ratify and approve the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending September 30, 2021, and until the next annual general meeting, and authorize the Audit Committee of the Board of Directors to fix the remuneration of such independent registered public accounting firm in accordance with the nature and extent of its services (Proposal IV).

The proxy confers discretionary authority with respect to any amendments or modifications of proposals that properly may be brought before the General Meeting. As of the date hereof, we are not aware of any such amendments or modifications or other matters to be presented for action at the General Meeting. However, if any other matters properly come before the General Meeting, the proxies solicited hereby will be exercised on such matters in accordance with the reasonable judgment of the proxy holders.

As of the Record Date, Amdocs had outstanding 131,110,182 ordinary shares (net of treasury shares). Each ordinary share is entitled to one vote on all matters presented at the General Meeting. Only holders of record of ordinary shares at the close of business on the Record Date are entitled to notice of, and to vote at, the General Meeting. Votes cast in person or by proxy at the General Meeting will be tabulated by the inspector of elections appointed for the General Meeting who will also determine whether a quorum is present for the transaction of business. Two or more shareholders of record, together holding a majority of our outstanding ordinary shares present in person or represented by proxy, shall constitute a quorum for purposes of the General Meeting.

Approval of Proposals I, II, III and IV requires the affirmative vote of a majority of our ordinary shares voted in person or by proxy at the General Meeting.

The enclosed proxy provides that each shareholder may specify that his, her or its ordinary shares be voted “for,” “against” or “abstain” from voting for each of the director nominees named in Proposal I and with respect to each of Proposals II, III and IV. If proxies in the accompanying form are properly executed and returned, the ordinary shares represented thereby will be voted in the manner specified therein. If not otherwise specified, in the reasonable discretion of the proxy holders, the ordinary shares represented by a proxy will be voted FOR each of the proposals.

Proxies will not be counted as voting in respect of any matter as to which abstention is indicated, but abstentions will be counted as ordinary shares that are present for purposes of determining whether a quorum is present at the General Meeting. Nominees who are members of the New York Stock Exchange, or the NYSE, and who, as brokers, hold ordinary shares in “street name” for customers have, by NYSE rules, the authority to vote on certain items in the absence of instructions from their customers, the beneficial owners of the ordinary shares. If such nominees or brokers indicate that they do not have authority to vote shares as to a particular matter (the “Broker Non-Votes”), we will not count those votes in favor of such matter. Broker Non-Votes will be counted as ordinary shares that are present for purposes of determining whether a quorum is present.

Shareholders of record are entitled to appoint one or more proxies to attend and vote at the General Meeting in their stead. If a shareholder of record elects to appoint a proxy other than by using the enclosed proxy card (or by Internet or telephone as provided in the instructions set forth in the enclosed proxy card), the shareholder must deliver such proxy, together with a power of attorney or other authority, at or before the General Meeting on January 29, 2021. We strongly encourage our shareholders to use the enclosed proxy card or to authorize the voting of their shares over the Internet or by telephone as provided in the instructions set forth in the enclosed proxy card.

Any shareholder giving a proxy may revoke it at any time before it is exercised at the General Meeting by:

•

Filing with our Secretary, in care of our principal U.S. subsidiary, Amdocs, Inc. (at the address that appears on the last page of this Proxy Statement), written notice of such revocation bearing a later date than the proxy or a subsequent proxy relating to the same ordinary shares, provided that such proxy or subsequent proxy shall be deposited at such address at least 48 hours before the scheduled General Meeting or adjournment thereof, as the case may be; or

•	Attending the General Meeting and voting in person (although attendance at the General Meeting will not in and of itself constitute revocation of a proxy).

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON JANUARY 29, 2021

This proxy statement and the 2020 Annual Report to Shareholders are available for viewing, printing and downloading at www.amdocs.com/proxy.

You may also request a copy of the materials relating to our annual general meeting, including this proxy statement and form of proxy for our annual general meeting, and our Annual Report on Form 20-F for the fiscal year ended September 30, 2020 by contacting our investor relations department by telephone at (314) 212-8328 or by e-mail at dox_info@amdocs.com.

IMPORTANT

Whether or not you attend the General Meeting, your vote is important. Accordingly, you are asked to sign and return the accompanying proxy regardless of the number of ordinary shares you own. If you are the record holder of your ordinary shares, you can also authorize the voting of your shares over the Internet or by telephone as provided in the instructions set forth on the enclosed proxy card. Ordinary shares can be voted at the General Meeting only if the holder is present or represented by proxy.

PROPOSAL I

ELECTION OF DIRECTORS

Ten (10) directors currently serve on our Board of Directors, all of whom were elected at our annual meeting of shareholders on January 31, 2020. All directors hold office until the next annual meeting of our shareholders, which generally is in January or February of each calendar year, or until their respective successors are duly elected and qualified or their positions are earlier vacated by resignation or otherwise.

Due to the global and versatile nature of the Company’s business, the Board of Directors believes it is important to consider diversity of race, ethnicity, gender, age, education, cultural background and professional experiences in evaluating board candidates in order to provide practical insights and diverse perspectives. In addition, the Board of Directors has established a mandatory retirement age of 73 for directors. No person of or over the age of 73 years shall be nominated or elected to start a new term as director, unless the Chairman of the Board of Directors recommends to the Board of Directors, and the Board of Directors determines, to waive the retirement age for a specific director in exceptional circumstances. Once the waiver is granted, it must be reconsidered annually for it to stay in effect.

In November 2020, Mr. James Kahan was granted a one-year waiver to continue as director past the age of 73 years until the next annual general meeting in 2022 in light of the circumstances presented to the Board of Directors, including his exceptional industry experience and value to the Board, as well as the current global business and market environment.

Ordinary shares represented by proxies returned duly executed will be voted, unless otherwise specified, in favor of the ten (10) nominees for the Board of Directors named below. If any or all of such persons should be unable to serve, the persons named in the enclosed proxy will vote the shares covered thereby for such substitute nominee or nominees as the Board of Directors may select. The Board of Directors has no reason to believe that any such nominee will be unable or unwilling to serve.

Set forth below are the names and ages of the nominees for director, the principal occupations of each nominee currently and for at least the past five years, and the year in which he became a director of Amdocs.

Name	Age

Robert A. Minicucci	68	Mr. Minicucci has been Chairman of the Board of Directors of Amdocs since 2011 and a director since 1997. Mr. Minicucci joined Welsh, Carson, Anderson & Stowe, or WCAS, in 1993. Mr. Minicucci has served as a managing member of the general partners of certain funds affiliated with WCAS and has focused on the information and business services industry. Until 2003, investment partnerships affiliated with WCAS had been among our largest shareholders. From 1992 to 1993, Mr. Minicucci served as Senior Vice President and Chief Financial Officer of First Data Corporation, a provider of information processing and related services for credit card and other payment transactions. From 1991 to 1992, he served as Senior Vice President and Treasurer of the American Express Company. He served for 12 years with Lehman Brothers (and its predecessors) until his resignation as a Managing Director in 1991. Mr. Minicucci was a director of one other publicly-held company, Alliance Data Systems, Inc. until June 2020. He is also a director of several private companies. Mr. Minicucci’s career in information technology investing, including as a director of more than 20 different public and private companies, and his experience as chief financial officer to a public company and treasurer of another public company, have provided him with strong business acumen and strategic and financial expertise.

Adrian Gardner	58	Mr. Gardner has been a director of Amdocs since 1998 and is Chairman of the Audit Committee. Mr. Gardner serves as Chief Operating Officer of Stonehage Fleming Family & Partners Limited, an international Multi-Family Office business, since October 2019. Mr. Gardner has served as a member of the Audit & Risk Committee of Worcester College, Oxford University since May 2017. From 2016 to 2019, Mr. Gardner served as Chief Financial Officer of Ipes

Name	Age
		Holdings Limited, a provider of outsourced services to private equity firms. From 2014 to September 2016, Mr. Gardner served as Chief Financial Officer of International Personal Finance plc, an international home credit business. Mr. Gardner was Chief Financial Officer and a director of RSM Tenon Group PLC, a London-based accounting and advisory firm from 2011 until the acquisition in 2013 of its operating subsidiaries by Baker Tilly UK Holdings Limited, since renamed RSM UK Limited. Mr. Gardner was Chief Financial Officer of PA Consulting Group, a London-based business consulting firm from 2007 to 2011. Mr. Gardner was Chief Financial Officer and a director of ProStrakan Group plc, a pharmaceuticals company based in the United Kingdom and listed on the London Stock Exchange, from 2002 until 2007. Prior to joining ProStrakan, he was a Managing Director of Lazard LLC, based in London, where he worked with technology and telecommunications-related companies. Prior to joining Lazard in 1989, Mr. Gardner qualified as a chartered accountant with Price Waterhouse (now PricewaterhouseCoopers). Mr. Gardner’s extensive experience as an accountant, technology investment banker and chief financial officer enables him to make valuable contributions to our strategic and financial affairs.

James S. Kahan	73	Mr. Kahan has been a director of Amdocs since 1998 and is Chairman of the Nominating and Corporate Governance Committee. From 1983 until his retirement in 2007, he worked at SBC Communications Inc., which is now AT&T, and served as a Senior Executive Vice President from 1992 until 2007. AT&T is our most significant customer. Prior to joining AT&T, Mr. Kahan held various positions at several telecommunications companies, including Western Electric, Bell Laboratories, South Central Bell and AT&T Corp. Mr. Kahan also serves on the Board of Directors of Live Nation Entertainment, Inc., a publicly-traded live music and ticketing entity, as well as one private company. Mr. Kahan’s long service at SBC Communications Inc. and AT&T, as well as his management and financial experience at several public and private companies, have provided him with extensive knowledge of the telecommunications industry, particularly with respect to corporate development, mergers and acquisitions and business integration.

Rafael de la Vega	69	Mr. Rafael de la Vega has been a director of Amdocs since January 2018 and is Chairman of the Management Resources and Compensation Committee. Since 2017, he has served as the Chairman and Founder of the De La Vega Group, a consultancy and advisory services firm. From February 2016 to December 2016, Mr. de la Vega served as the Vice Chairman of AT&T Inc. and CEO of Business Solutions & International. From 2014 to 2016 Mr. de la Vega served as President and CEO of AT&T Mobile and Business Solutions and from 2007 to 2014 he served as the President and CEO of AT&T Mobility. Mr. de la Vega also held various positions at several telecommunications companies, including Cingular Wireless and Bell South Latin America. During his time at Cingular Wireless, he was responsible for the integration of AT&T Wireless and Cingular Wireless. He also serves on the boards of American Express Company and New York Life Insurance Company. He served on the Executive Committee of the Boy Scouts of America until May 2018 and served as Chairman of the 2017 Boy Scouts Jamboree. He is the former Chairman of Junior Achievement Worldwide and continues to serve on its board of directors. In June of 2018, Mr. de la Vega joined as the Vice Chairman of the Board of Directors of Ubicquia LLC. In September of 2018 he joined the Board of Advisors of RapidSOS. Mr. de la Vega also recently joined Forté Ventures as a Limited Partner. We believe Mr. de la Vega’s qualifications to sit on our Board of Directors includes his extensive experience and leadership in the telecommunications industry.

Name	Age

Giora Yaron	72	Dr. Yaron has been a director of Amdocs since 2009 and is Chairman of the Technology and Innovation Committee. Dr. Yaron co-founded Itamar Medical Ltd., a publicly-traded medical technology company, and has been its co-chairman since 1997 and since 2015, served as its chairman. Dr. Yaron provides consulting services to Itamar Medical and to various other technology companies. He co-founded P-cube, Pentacom, Qumranet, Exanet and Comsys, privately-held companies sold to multinational corporations. In 2009, Dr. Yaron also co-founded Qwilt, Inc., a privately-held video technology company and serves as one of its directors. Dr. Yaron served as a director of Hyperwise Security, a company focused on providing a comprehensive APT protection, which was sold to Checkpoint in early 2015, served as Chairman of the Board at Excelero (ExpressIO) until 2019, a company focused on providing ultra-fast block storage solution and Equalum focused on streaming in real-time changes from a variety of data bases to a unified platform for real-time Big Data Analytics. Dr. Yaron is an active investor in various companies including, Salto, Afforata, Vulcan Security, Aqua Security, CyberPion and ArgonSec. Dr. Yaron has served as the chairman of The Executive Council of Tel Aviv University an institution of higher education between 2010-2019 and a director of Ramot, which is the Tel Aviv University’s technology transfer company until 2015. Dr. Yaron has served on the advisory board of Rafael Advanced Defense Systems, Ltd., a developer of high-tech defense systems, since 2008, and on the advisory board of the Israeli Ministry of Defense since 2011. Dr. Yaron served from 1996 to 2006 as a member of the Board of Directors of Mercury Interactive, a publicly-traded IT optimization software company acquired by Hewlett-Packard, including as chairman from 2004 to 2006. We believe that Dr. Yaron’s qualifications to sit on our Board of Directors include his experience as an entrepreneur and the various leadership positions he has held on the boards of directors of software and technology companies.

Eli Gelman	62	Mr. Gelman has been a director of Amdocs since 2002. Since January 2019, Mr. Gelman has served as the chairman of the Executive Council of Tel Aviv University. Mr. Gelman served as our President and Chief Executive Officer from 2010 to September 30, 2018. From 2010 until 2013, Mr. Gelman served as a director of Retalix, a global software company, and during 2010, he also served as its Chairman. From 2008 to 2010, Mr. Gelman devoted his time to charitable matters focused on youth education. He served as Executive Vice President of Amdocs Management Limited from 2002 until 2008 and as our Chief Operating Officer from 2006 until 2008. Prior to 2002, he was a Senior Vice President, where he headed our U.S. sales and marketing operations and helped spearhead our entry into the customer care and billing systems market. Before that, Mr. Gelman was an account manager for our major European and North American installations, and has led several major software development projects. Before joining Amdocs, Mr. Gelman was involved in the development of real-time software systems for communications networks and software projects for NASA. Mr. Gelman’s qualifications to serve on our Board of Directors include his more than two decades of service to Amdocs and its customers, including as our Chief Operating Officer and President and Chief Executive Officer. With more than 30 years of experience in the software industry, he possesses a vast institutional knowledge and strategic understanding of our organization and industry.

Richard T.C. LeFave	69	Mr. LeFave has been a director of Amdocs since 2011. Since 2008, Mr. LeFave has been a Principal at D&L Partners, LLC, an information technology consulting firm. Mr. LeFave served as Chief Information Officer for Nextel Communications, a telecommunications company, from 1999 until its merger with Sprint Corporation in 2005, after which he served as Chief Information

Name	Age
		Officer for Sprint Nextel Corporation until 2008. From 1995 to 1999, Mr. LeFave served as Chief Information Officer for Southern New England Telephone Company, a provider of communications products and services. Mr. LeFave has held the CISO position and duties for a U.S.-based manufacturing firm and attended Harvard Business School (“HBS”) courses in Board Compensation and Audit Committee strategies and recently completed his HBS Corporate Director Certificate. We believe Mr. LeFave’s qualifications to sit on our board include his extensive experience and leadership in the information technology and telecommunications industry.

John A. MacDonald	67	Mr. MacDonald has been a director of Amdocs since 2019. Mr. MacDonald is an experienced senior executive who has worked at some of Canada’s largest technology organizations and serves as a board member of Rogers Communications Inc. and BookJane Inc. From 2003 to 2008, Mr. MacDonald served as the President, Enterprise Division of MTS Allstream. Before that, between 2002 to 2003, Mr. MacDonald was a President and Chief Operating Officer AT&T Canada. AT&T Canada was re-branded Allstream in 2003 and was subsequently acquired by MTS the following year. In 1994 Mr. MacDonald joined Bell Canada as its Chief Technology Officer and retired from Bell Canada in 1999 as its President and Chief Operating Officer. From 1977 to 1994 Mr. MacDonald worked at NBTel, where he became Chief Executive Officer in 1994. We believe Mr. MacDonald’s qualifications to sit on our Board of Directors includes his extensive experience and leadership in the telecommunications industry.

Shuky Sheffer	60	Mr. Sheffer is a director and has been our President and Chief Executive Officer since October 1, 2018. Mr. Sheffer previously served as Senior Vice President and President of the Global Business Group from October 2013 to September 30, 2018. Mr. Sheffer served as Chief Executive Officer of Retalix Ltd., a global software company, from 2009 until its acquisition by NCR Corporation in 2013. Following the acquisition, he served as a General Manager of Retalix through September 2013. From 1986 to 2009, Mr. Sheffer served at various managerial positions at Amdocs, most recently as President of the Emerging Markets Divisions.

Yvette Kanouff	55	Ms. Kanouff has been a director of Amdocs since 2020. Since August 2019, Ms. Kanouff has served as a director of Science Applications International Corporation (SAIC). She is currently a partner and chief technology officer at Silicon Valley-based venture capital and private equity firm JC2 Ventures where Ms. Kanouff is responsible for technology strategy and engineering relationships within JC2 Ventures investment companies, partners, and customers. Prior to that, Ms. Kanouff served as a senior vice president and general manager for Cisco’s Service Provider Business where she was responsible for more than $7 billion in direct revenue and more than 6,000 employees globally. Previously, Ms. Kanouff held leadership positions for numerous companies, including Cablevision, SeaChange International, and Time Warner. Ms. Kanouff holds a bachelor’s degree and a master’s degree in mathematics from the University of Central Florida. Ms. Kanouff is also a director and executive advisor of several private technology companies.

Board Committees

Our Board of Directors maintains four committees as set forth below. Members of each committee are appointed by the Board of Directors.

Audit Committee. The Audit Committee reviews, acts on and reports to the Board of Directors with respect to various auditing and accounting matters, including the selection of our independent registered public accounting firm, the scope of the annual audits, fees to be paid to, and the performance of, such public accounting firm, and assists with the Board of Directors’ oversight of our accounting practices, financial statement integrity and compliance with legal and regulatory requirements, including establishing and maintaining adequate internal control over financial reporting, risk assessment and risk management. Subject to their election, the Board of Directors has appointed Messrs. Gardner (Chair), LeFave and Minicucci, all of whom are independent directors (including under the heightened independence requirements for members of the Audit Committee), as defined by the rules of Nasdaq, and pursuant to the categorical director independence standards adopted by our Board of Directors to serve as members of the Audit Committee. The Board of Directors has determined that Mr. Gardner is an “audit committee financial expert” as defined by rules promulgated by the SEC, and that each member of the Audit Committee is financially literate as required by the rules of Nasdaq. In particular, we believe that the professional experiences of Messrs. Gardner, LeFave and Minicucci provide important insights into their work on the Audit Committee. For example, we believe Mr. Gardner’s extensive experience as an accountant, technology investment banker and chief financial officer enables him to make valuable contributions to the Committee. In addition, we believe that Mr. LeFave’s experience as a seasoned Fortune 500 CIO and CISO for over 5 years provides a foundation of cyber awareness to the Audit Committee and also believe that Mr. LeFave’s post-graduate training at HBS in Audit Committee and Board compensation best practices and recently completed HBS Corporate Director Certificate provide valuable contributions to the Committee. Similarly, we believe that Mr. Minucucci’s experience as chief financial officer to a public company and treasurer of another public company have provided him with strong business acumen and strategic and financial expertise that benefits the Committee. The Audit Committee written charter is available on our website at www.amdocs.com.

Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee identifies individuals qualified to become members of our Board of Directors, recommends to the Board of Directors the persons to be nominated for election as directors at the annual general meeting of shareholders, develops and makes recommendations to the Board of Directors regarding our corporate governance principles and oversees the evaluations of our Board of Directors. Subject to their election, the Board of Directors has appointed Messrs. Kahan (Chair), Minicucci and LeFave, all of whom are independent directors, in accordance with Nasdaq standards, and pursuant to the categorical director independence standards adopted by our Board of Directors to serve as members of the Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee written charter is available on our website at www.amdocs.com. The Nominating and Corporate Governance Committee has approved corporate governance guidelines that are also available on our website at www.amdocs.com. You may request a copy of the corporate governance guidelines, at no cost, by writing to us at the address listed below under the heading “Annual Report on Form 20-F.”

Management Resources and Compensation Committee. The Management Resources and Compensation Committee discharges the responsibilities of our Board of Directors relating to the compensation of the Chief Executive Officer of Amdocs Management Limited, makes recommendations to our Board of Directors with respect to the compensation of our other executive officers and oversees management succession planning for the executive officers of the Company. Subject to their election, the Board of Directors has appointed Messrs. De la Vega (Chair), LeFave, Minicucci and MacDonald, all of whom are independent directors, as defined by the rules of Nasdaq, and pursuant to the categorical director independence standards adopted by our Board of Directors to serve as members of the Management Resources and Compensation Committee. The Management Resources and Compensation Committee written charter is available on our website at www.amdocs.com.

Technology and Innovation Committee. The Technology and Innovation Committee was established to assist the Board of Directors in reviewing our technological development, opportunities and innovation, in connection with the current and future business and markets. Subject to their election, the Board of Directors has appointed Dr. Yaron (Chair), Gelman, Kanouff and MacDonald to serve as members of the Technology and Innovation Committee.

Our directors who are not our employees, or Non-Employee Directors, receive no compensation from us, except in connection with their membership on the Board of Directors and its committees as described below regarding Non-Employee Directors under the heading “Compensation of Directors.”

Board and Committee Meetings

During the past fiscal year 2020, the Board of Directors held eight meetings. In addition, the Audit Committee held eight meetings, the Management Resources and Compensation Committee held four meetings, the Nominating and Corporate Governance Committee held four meetings and the Technology and Innovation Committee held four meetings in the 2020 fiscal year. During fiscal 2020, all of the directors that are nominees for re-election to the Board of Directors attended at least 75% of the aggregate of the number of Board of Directors meetings held during the time he or she was serving as a director and meetings held by all committees on which he or she then served. During fiscal 2020, our Non-Employee Directors held four meetings without management present. Executive sessions of the Non-Employee Directors are generally held in conjunction with regularly scheduled meetings of the Board of Directors. At other times, such meetings may be held at the request of any Non-Employee Director. The presiding director of each such executive session is elected by the Non-Employee Directors who attend such executive session. Shareholders and other interested parties may communicate directly with the presiding directors or with the independent directors as a group as described below under the heading “Communicating with the Independent Directors.”

Communicating with the Independent Directors

The Board of Directors will give appropriate attention to written communications that are submitted by shareholders and other interested parties, and will respond if and as appropriate. The Chairman of the Board, with the assistance of our corporate secretary, is primarily responsible for monitoring communications from shareholders and other interested parties and for providing copies or summaries to the directors as he considers appropriate.

Communications are forwarded to all directors if they relate to important substantive matters and include suggestions or comments that our Chairman and corporate secretary consider to be important for the directors to know. In general, communications relating to corporate governance and long-term corporate strategy are more likely to be forwarded than communications relating to ordinary business affairs, personal grievances and matters as to which we tend to receive repetitive or duplicative communications.

Shareholders who wish to send communications on any topic to the Board of Directors or to our independent or presiding directors should address such communications c/o Corporate Secretary, Amdocs Inc., 1390 Timberlake Manor Parkway, Chesterfield, Missouri 63017.

Significant Corporate Governance Differences

We believe there are no significant ways that our corporate governance practices differ from those followed by U.S. domestic issuers under the Nasdaq listing standards.

Director Qualification Standards

Our Board of Directors has adopted a formal set of categorical independence standards with respect to the determination of director independence. In accordance with these standards and Nasdaq rules, a director currently employed by us, or employed by us within the last three years, cannot be deemed to be an independent director and, consequently, Mr. Gelman and Mr. Sheffer are not independent directors. Our Board of Directors has determined that each of the following nominees for director has no material relationship with us that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and is independent under such standards and rules: Messrs. Minicucci, Gardner, Kahan, de la Vega, LeFave and MacDonald and Dr. Yaron and Ms. Kanouff.

The full text of our categorical standards is attached to this Proxy Statement as Appendix A.

Code of Ethics and Business Conduct

Our Board of Directors has adopted a Code of Ethics and Business Conduct that sets forth legal and ethical standards of conduct for our directors and employees, including executive officers, our subsidiaries and other business entities controlled by us worldwide. The code is available on our website at www.amdocs.com and you may request a copy, at no cost, by writing to us at the address listed below under the heading “Annual Report on Form 20-F.” We intend to post on our website all disclosures that are required by law or Nasdaq rules concerning any amendments to, or waivers from, any provision of the code.

Risk Management Oversight

Our management is responsible for assessing and managing risk, and periodically reviews areas of material risk within our organization in order to evaluate and enhance risk identification and mitigation strategies. Our Board of Directors oversees and reviews these risk management efforts as they relate to strategic and business risks. Our audit committee oversees and reviews the Company’s policies and processes with respect to enterprise risk management, discusses these efforts as they relate to operational and financial risks, and periodically reports and makes recommendations to our Board of Directors regarding these matters.

Compensation Policies and Practices

We structure our compensation to consist of both fixed and variable elements, including salary, equity, cash bonuses and insurance benefits.

The fixed portions of compensation, such as salary, are designed to be market based and provide steady income regardless of our stock price performance. The variable portions of compensation, such as equity incentives and performance bonuses, are designed to reward the accomplishment of both short- and long-term corporate objectives. By basing a portion of our compensation on our long-term performance, we believe we reduce the risk that employees will focus on short-term goals to the detriment of our long-term stability. Further, our short-term incentive compensation is designed to reward short-term goals that we believe will enhance our long-term corporate success. Additionally, although we vary the elements of compensation that we use at different employee positions and rank, our compensation philosophy is applicable to all employees, including our executives. We believe this encourages consistent behavior across our organization, rather than establishing different approaches depending on an employee’s position or rank. We do not believe our compensation policies and practices encourage excessive or inappropriate risk taking.

Compensation of Directors

Commencing in fiscal 2021, each of our Non-Employee Directors receives an annual cash payment of $80,000. Each member of our Audit Committee who is a Non-Employee Director and who is not the chairman of such committee receives an annual cash payment of $30,000. Each member of our Management Resources and Compensation Committee who is a Non-Employee Director and who is not a committee chairman receives an annual cash payment of $20,000. Each member of our Nominating and Corporate Governance and Technology and Innovation Committees who is a Non-Employee Director and who is not a committee chairman receives an annual cash payment of $15,000. The Chairman of our Audit Committee receives an annual cash payment of $42,500 and the Chairman of our Management Resources and Compensation Committee receives an annual cash payment of $32,500. The Chairmen of our Nominating and Corporate Governance and Technology and Innovation Committees each receive an annual cash payment of $27,500. Each Non-Employee Director receives an annual grant of ordinary shares at a total value of $255,000. The Chairman of the Board of Directors receives an additional annual amount equal to $200,000 awarded in the form of ordinary shares. All ordinary share awards to our Non-Employee Directors vest in four equal installments of 25% each on the first day of the month following the end of each fiscal quarter, if and only if the Non-Employee Director is still serving as a non-employee director on such day. The price per share for the purpose of determining the value of the grants to our Non-Employee Directors is the Nasdaq closing price of our shares on the last trading day preceding the grant date. We reimburse all of our Non-Employee Directors for their reasonable travel expenses incurred in connection with attending Board or committee meetings and for other reasonable expenses incurred while executing their responsibilities as directors. Cash and equity compensation paid to our Non-Employee Directors may be prorated for partial year service.

During the 2020 fiscal year, we granted to the 12 Non-Employee Directors that served in at least part of the 2020 fiscal year an aggregate of 42,342 shares at a weighted average price of $68.96 per share, which vested quarterly.

Resolution

It is proposed that each of the following 10 individuals be elected to serve as a director of Amdocs Limited until the next annual general meeting of shareholders or until his or her earlier resignation or removal or until his or her respective successor is elected and qualified:

Robert A. Minicucci

Adrian Gardner

James S. Kahan

Rafael de la Vega

Giora Yaron

Eli Gelman

Richard T.C. LeFave

John A. MacDonald Shuky Sheffer

Yvette Kanouff

Required Affirmative Vote

The affirmative vote of holders of a majority of our ordinary shares represented in person or by proxy at the General Meeting is necessary for the election of each director nominee named above.

THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” EACH OF THE DIRECTOR NOMINEES NAMED ABOVE.

SECURITY OWNERSHIP OF CERTAIN

BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth specified information with respect to the beneficial ownership of the ordinary shares as of December 3, 2020 of (i) any person known by us to be the beneficial owner of more than 5% of our ordinary shares, and (ii) all of our directors and officers as a group. Beneficial ownership is determined in accordance with the rules of the SEC and, unless otherwise indicated, includes voting and investment power with respect to all ordinary shares, subject to community property laws, where applicable. The number of ordinary shares used in calculating the percentage beneficial ownership included in the table below is based on 131,110,182 ordinary shares outstanding as of December 3, 2020, net of shares held in treasury. Information concerning shareholders other than our directors and officers is based on periodic public filings made by such shareholders and may not necessarily be accurate as of December 3, 2020. None of our major shareholders have voting rights that are different from those of any other shareholder.

Name	Shares Beneficially Owned	Percentage Ownership
FMR LLC(1)	15,971,485	12.2%
Janus Henderson Group plc(2)	7,541,445	5.8%
All directors and officers as a group (13 persons)(3)	2,074,527	1.6%

(1)

Based on a Schedule 13G/A filed by FMR LLC, or FMR, with the SEC on February 7, 2020, as of December 31, 2019, FMR had sole power to vote or direct the vote over 1,565,866 shares and sole power to dispose or direct the disposition of 15,971,485 shares. Abigail P. Johnson is a Director, the Chairman of FMR and the Chief Executive Officer of FMR. Members of the Johnson family, including Abigail P. Johnson, directly or through trusts, own approximately 49% of the voting power of FMR. The address of FMR is 245 Summer Street, Boston, Massachusetts 02210.

(2)

Based on a Schedule 13G/A filed by Janus Henderson Group plc, or Janus Henderson, with the SEC on February 13, 2020, as of December 31, 2019, Janus had an indirect 97% ownership stake in Intech Investment Management LLC (“Intech”) and a 100% ownership stake in Janus Capital Management LLC (“Janus Capital”), Perkins Investment Management LLC (“Perkins”), Geneva Capital Management LLC (“Geneva”), Henderson Global Investors Limited (“HGIL”) and Janus Henderson Investors Australia Institutional Funds Management Limited (“HGIAIFML”) (each an “Asset Manager” and collectively as the “Asset Managers”). Due to the above ownership structure, holdings for the Asset Managers are aggregated for purposes of this filing. Each Asset Manager is an investment adviser registered or authorized in its relevant jurisdiction and each furnishing investment advice to various fund, individual and/or institutional clients (collectively referred to herein as “Managed Portfolios”). As a result of its role as investment adviser or sub-adviser to the Managed Portfolios, Janus Capital may be deemed to be the beneficial owner of 7,482,025 shares or 5.6% of the shares outstanding of Amdocs Common Stock held by such Managed Portfolios. However, Janus Capital does not have the right to receive any dividends from, or the proceeds from the sale of, the securities held in the Managed Portfolios and disclaims any ownership associated with such rights. As a result of its role as investment adviser or sub-adviser to the Managed Portfolios, Intech may be deemed to be the beneficial owner of 41,574 shares or 0.0% of the shares outstanding of Amdocs Common Stock held by such Managed Portfolios. However, Intech does not have the right to receive any dividends from, or the proceeds from the sale of, the securities held in the Managed Portfolios and disclaims any ownership associated with such rights. As a result of its role as investment adviser or sub-adviser to the Managed Portfolios, HGIL may be deemed to be the beneficial owner of 17,846 shares or 0.0% of the shares outstanding of Amdocs Common Stock held by such Managed Portfolios. However, JCIL does not have the right to receive any dividends from, or the proceeds from the sale of, the securities held in the Managed Portfolios and disclaims any ownership associated with such rights. The address of Janus Henderson is 201 Bishopsgate EC2M 3AE, United Kingdom.

(3)

Includes options held by such directors and executive officers that are exercisable within 60 days after December 3, 2020. As of such date, none of our directors or executive officers beneficially owned 1% or more of our outstanding ordinary shares.

AUDIT COMMITTEE MATTERS

Our management is responsible for the preparation of our financial statements and for maintaining an adequate system of disclosure controls and procedures and internal control over financial reporting for that purpose. Our independent registered public accounting firm is responsible for conducting an independent audit of our annual financial statements in accordance with generally accepted accounting principles, as well as an independent audit of management’s assessment of our internal control over financial reporting, and issuing reports on the results of their audits. The Audit Committee is responsible for providing independent, objective oversight of these processes.

The Audit Committee has reviewed our audited financial statements for the fiscal year ended September 30, 2020 and has discussed these financial statements with our management and independent registered public accounting firm.

The Audit Committee has also discussed with our independent registered public accounting firm the matters required to be discussed by the Public Company Accounting Oversight Board (PCAOB) Auditing Standard No. 16 (Communications with Audit Committees) (AS 16), which requires our independent registered public accounting firm to discuss with our Audit Committee, among other things, the following:

•	methods to account for significant unusual transactions;

•	the effect of significant accounting policies in controversial or emerging areas for which there is a lack of authoritative guidance or consensus;

•	the process used by management in formulating particularly sensitive accounting estimates and the basis for the auditors’ conclusions regarding the reasonableness of those estimates; and

•	disagreements with management over matters that could be (individually or in the aggregate) significant to the Company’s financial statements or the auditor’s report.

Our independent registered public accounting firm also provided the Audit Committee with the written disclosures and the letter required by PCAOB Rule 3526 (Rule 3526), Communication with Audit Committees Concerning Independence. PCAOB Rule 3562 requires auditors annually to disclose in writing all relationships that in the auditor’s professional opinion may reasonably be thought to bear on independence, confirm their perceived independence and engage in a discussion of independence. The Audit Committee has discussed with the independent registered public accounting firm its independence from us.

Based on its discussions with management and the independent registered public accounting firm, and its review of the representations and information provided by management and the independent registered public accounting firm, the Audit Committee recommended to our Board of Directors that the audited financial statements be included in our Annual Report on Form 20-F for the fiscal year ended September 30, 2020.

Pre-Approval Policies and Procedures

The Audit Committee has adopted policies and procedures relating to the approval of all audit and non-audit services that are to be performed by our independent registered public accounting firm. These policies generally provide that we will not engage our independent registered public accounting firm to render audit or non-audit services unless the service is specifically approved in advance by the Audit Committee or the engagement is entered into pursuant to the pre-approval procedure described below.

From time to time, the Audit Committee may pre-approve specified types of services that are expected to be provided to us by our independent registered public accounting firm during the next 12 months. Any such pre-approval is detailed as to the particular service or type of services to be provided and is also generally subject to a maximum dollar amount. In fiscal 2020, our Audit Committee approved all of the services provided by Ernst & Young.

PROPOSAL II

SHAREHOLDER APPROVAL OF INCREASE OF THE QUARTERLY DIVIDEND RATE

Background

Article 92 of our Articles of Incorporation provides that our Board of Directors may declare and pay dividends on our ordinary shares, subject to compliance with applicable law.

In 2012, our shareholders approved the institution of a quarterly cash dividend program at the quarterly rate of $0.13 per ordinary share.

Under this authorization, our Board of Directors has the authority to reduce the quarterly dividend or discontinue the dividend program should it determine that doing so is in the best interests of our shareholders or is necessary pursuant to Guernsey law, but our Board of Directors does not have authority to increase the per share amount or frequency of the dividend without shareholder approval. In 2016, our shareholders approved an increase to $0.195 per share; in 2017, our shareholders approved an increase to $0.22 per share; in 2018, our shareholders approved an increase to $0.25 per share; in 2019, our shareholders approved an increase to $0.285 per share; and in 2020, our shareholders approved an increase to $0.3275 per share.

In November 2020, our Board of Directors approved an increase in the quarterly cash dividend rate to $0.36 per ordinary share. In order to permit us to implement this dividend rate increase, our Board of Directors proposes that our shareholders approve the ordinary resolution set forth below.

Reasons for the Proposed Increase in Quarterly Dividend Rate

Our Board of Directors believes that it is in the best interest of our shareholders to increase the quarterly dividend rate in light of our financial and business performance and outlook. For example, since we implemented our dividend program in 2012, we have generated increases in annual revenue, net income and free cash flow. At the same time, we have continued to repurchase our ordinary shares, through a subsidiary, and repurchased approximately $419.2 million, $398.1 million and $360.9 million (excluding broker and transaction fees) of our ordinary shares during the fiscal years ended September 30, 2018, 2019 and 2020, respectively. As a general long-term guideline, we expect to retain a portion of our free cash flow (calculated as cash flow from operations less net capital expenditures and other) to support the growth of our business, including possible mergers and acquisitions. The increase in the quarterly dividend rate coincides with our fiscal year 2020 guideline to return to shareholders a majority of our normalized free cash flow (i.e., before capital expenditures associated with the multiyear development of our new campus in Israel and other items) subject to financial performance, outlook and liquidity, the size of possible mergers and acquisitions activity, financial market conditions and prevailing industry condition, through our ongoing share repurchase and dividend program. This is not a complete presentation of our financial position, results of operations and cash flows in conformity with U.S. generally accepted accounting principles, so we encourage you to review our consolidated financial statements for the fiscal year ended September 30, 2020 set forth in our Annual Report on Form 20-F filed on December 14, 2020 with the U.S. Securities and Exchange Commission, or the SEC. Our actual share repurchase activity and payment of future dividends, if any, may vary quarterly or annually and will be based on several factors including our financial performance, outlook and liquidity, the size of possible mergers and acquisitions activity, financial market conditions and prevailing industry conditions.

Timing of the Dividend Program

If our shareholders approve the proposal, our Board of Directors will continue to consider on a quarterly basis whether to declare and pay a dividend in accordance with the terms of the dividend program and in accordance with applicable Guernsey law. Guernsey law requires that our Board of Directors consider a dividend’s effects on our solvency before it may be declared or paid. Provided that the per share amount and the frequency of the dividend do not increase, then no further shareholder approval will be required for dividends payable pursuant to our quarterly cash dividend program. However, any increase to the per share amount or frequency of the dividend would require further shareholder approval.

Subject to shareholder approval, we expect to begin paying the dividend at the increased rate commencing in April 2021.

In the event that shareholder approval is not obtained, the quarterly dividend rate will remain at $0.3275 per share.

Certain United States Federal Income Tax Considerations Related to Distributions

In general, a U.S. holder receiving a distribution with respect to the ordinary shares will be required to include such distribution (including the amount of non-U.S. taxes, if any, withheld therefrom) in gross income as a taxable dividend to the extent such distribution is paid from our current or accumulated earnings and profits as determined under U.S. federal income tax principles. Any distributions in excess of such earnings and profits will first be treated, for U.S. federal income tax purposes, as a nontaxable return of capital to the extent of the U.S. holder’s tax basis in the ordinary shares, and then, to the extent in excess of such tax basis, as gain from the sale or exchange of a capital asset. However, since we do not calculate our earnings and profits under U.S. federal income tax principles, it is expected that any distribution will be reported as a dividend. In general, U.S. corporate shareholders will not be entitled to any deduction for distributions received as dividends on the ordinary shares.

Dividends are taxed as ordinary income. However, a preferential U.S. federal income tax rate applies to “qualified dividend income” received by individuals (as well as certain trusts and estates), provided that certain holding period and other requirements, are met. “Qualified dividend income” includes dividends paid on shares of “qualified foreign corporations,” including shares of a foreign corporation that are readily tradable on an established securities market in the United States. Since our ordinary shares are listed on Nasdaq, we believe that dividends paid by us with respect to our ordinary shares should constitute “qualified dividend income” for U.S. federal income tax purposes, provided that the applicable holding period and other requirements are satisfied by the relevant shareholder. The preferential rate will not apply to dividends received to the extent that the U.S. holder elects to treat dividends as “investment income.” In addition, dividends paid by us will not qualify for the preferential U.S. federal income tax rate if we are, for the tax year in which the dividends are paid, or were, for the preceding tax year, a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes, which we would be if (i) at least 75% of our gross income is “passive income” (e.g., dividends, interest and certain royalties, rents and gains from commodities and securities transactions), or (ii) 50% or more of the average value of all our assets including goodwill (generally determined on a quarterly basis) is attributable to assets that produce “passive income” or are held for the production of “passive income.” We believe that we were not a PFIC for the prior taxable year and do not expect to be a PFIC for the current taxable year.

An additional 3.8% tax is imposed on the net investment income (which includes taxable dividends) received by U.S. holders that are individuals, trusts or estates earning income above certain thresholds.

Dividends paid by us generally will be classified as foreign source “passive category income” or, in certain cases, “general category income” for U.S. foreign tax credit purposes.

Payments to U.S. holders generally will be subject to information reporting requirements with respect to dividends that are paid within the United States or through U.S.-related financial intermediaries, unless the U.S. holder is an “exempt recipient.” Such payments may also be subject to backup withholding (currently at a rate of 24%) unless the U.S. holder provides a taxpayer identification number and a duly executed Internal Revenue Service Form W-9 or otherwise establishes an exemption. Backup withholding is not an additional tax and the amount of any backup withholding will be allowed as a credit against a U.S. holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

U.S. holders are urged to consult their tax advisors regarding the tax treatment of any dividends received by such holder in respect of ordinary shares.

Resolution

It is proposed that the following ordinary resolution be adopted at the General Meeting:

“RESOLVED, that an increase in the dividend rate under Amdocs Limited’s quarterly cash dividend program from $0.3275 per share to $0.36 per share be, and hereby is, approved.”

Required Affirmative Vote

The affirmative vote of holders of a majority of our ordinary shares represented in person or by proxy at the General Meeting is necessary for approval of the increase in the dividend rate under our quarterly cash dividend program.

THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THE INCREASE IN THE QUARTERLY DIVIDEND RATE UNDER THE CASH DIVIDEND PROGRAM.

PROPOSAL III

APPROVAL OF OUR CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2020

Our Annual Report for the fiscal year ended September 30, 2020 is available on our website at https://www.amdocs.com/media-room/annual-report-2020. Our Consolidated Financial Statements for the fiscal year ended September 30, 2020 are included in our Annual Report. At the General Meeting, we will review the Operating and Financial Review and Prospects section of our Annual Report and will answer appropriate questions related thereto.

Resolution

It is proposed that the following ordinary resolution be adopted at the General Meeting:

“RESOLVED, that the Consolidated Financial Statements of Amdocs Limited for the fiscal year ended September 30, 2020 be, and the same hereby are, approved.”

Required Affirmative Vote

The affirmative vote of holders of a majority of the ordinary shares represented in person or by proxy at the General Meeting is necessary for the approval of the ordinary resolution to approve the Consolidated Financial Statements.

THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THE APPROVAL OF OUR CONSOLIDATED FINANCIAL STATEMENTS.

PROPOSAL IV

RATIFICATION AND APPROVAL OF

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of the Board of Directors has selected the firm of Ernst & Young LLP to continue to serve as our independent registered public accounting firm for the fiscal year ending September 30, 2021 and until the next annual general meeting, and the Audit Committee recommends to the shareholders that they (i) ratify and approve such selection, and (ii) authorize the Audit Committee of the Board of Directors to fix the remuneration of such registered public accounting firm. Ernst & Young LLP audited Amdocs’ books and accounts for the fiscal year ended September 30, 2020 and has served as our independent public accounting firm since 1988. One or more representatives of Ernst & Young LLP are expected to be present at the General Meeting, will have an opportunity to make a statement if he or she so desires and will be available to respond to appropriate questions.

Independent Accountant Fees and Other Matters

The following table summarizes the fees of Ernst & Young LLP, our independent registered public accounting firm, billed to us for each of the last two fiscal years for audit services and billed to us in each of the last two fiscal years for other services:

Fee Category	2020	2019
Audit Fees(1)	$3,600,000	$3,800,000
Audit-Related Fees(2)	$1,400,000	$1,500,000
Tax Fees(3)	$1,500,000	$1,800,000

(1)

Audit fees consist of fees associated with the annual audit and reviews of our quarterly financial results submitted on Form 6-K, consultations on various accounting issues and performance of local statutory audits.

(2)	Audit-related services principally include Statement on the System and Organization Controls Report (SOC 1 Report) issuances and due diligence examinations.

(3)	Tax fees consist of fees associated with tax compliance, tax advice and tax planning services.

Resolution

It is proposed that the following ordinary resolution be adopted at the General Meeting:

“RESOLVED, that (i) the appointment of Ernst & Young LLP as Amdocs Limited’s independent registered public accounting firm for the fiscal year ending September 30, 2021 and until Amdocs Limited’s next annual general meeting be, and it hereby is, ratified and approved, and (ii) the Audit Committee of the Board of Directors be, and it hereby is, authorized to fix the remuneration of such independent registered public accounting firm in accordance with the nature and extent of its services.”

Required Affirmative Vote

The affirmative vote of holders of a majority of the ordinary shares represented in person or by proxy at the General Meeting is necessary for the approval of the ordinary resolution to ratify and approve the appointment of Ernst & Young LLP and the authorization of the Audit Committee of the Board of Directors to fix its remuneration.

THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS AND THE BOARD OF DIRECTORS RECOMMEND THAT THE SHAREHOLDERS VOTE “FOR” THE RATIFICATION AND APPROVAL OF THE APPOINTMENT OF ERNST & YOUNG LLP AS THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AND THE AUTHORIZATION OF THE AUDIT COMMITTEE TO FIX THE REMUNERATION OF ERNST & YOUNG LLP.

MISCELLANEOUS

Other Matters

Our management knows of no other business to be transacted at the General Meeting; but, if any other matters are properly presented to the General Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their reasonable discretion.

Annual Report on Form 20-F

Once filed with the SEC, we will promptly provide without charge, at the written request of any shareholder, a copy of our Annual Report on Form 20-F, including our audited financial statements, financial statement schedules and exhibits, as filed with the SEC. Our Annual Report on Form 20-F will also be accessible to the general public via the Internet at the SEC’s website located at http://www.sec.gov as well as on our website at www.amdocs.com. Requests for copies of our Annual Report on Form 20-F should be provided to our principal U.S. subsidiary at:

Amdocs, Inc.

1390 Timberlake Manor Parkway

Chesterfield, Missouri 63017

E-mail: dox_info@amdocs.com

Attention: Mr. Matthew E. Smith

Secretary

Expenses of Solicitation

The cost of solicitation of proxies will be borne by Amdocs, including expenses in connection with preparing and mailing this Proxy Statement. In addition to solicitation of proxies by mail, our directors, officers and employees (who will receive no additional compensation therefor) have solicited the return of proxies by Internet and telephone and may solicit the return of proxies by facsimile or personal interview. In addition, we have retained American Stock Transfer & Trust Company and D.F. King & Co., Inc. to assist in the solicitation of proxies. We will also reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with Nasdaq rules concerning the sending of proxies and proxy materials to the beneficial owners of our ordinary shares.

BY ORDER OF THE BOARD OF DIRECTORS

By:	/s/ Matthew E. Smith
Name: Matthew E. Smith
Title: Secretary

December 23, 2020

APPENDIX A

CATEGORICAL STANDARDS

In addition to applying the requirements under the NASDAQ rules, the Board has adopted guidelines to assist it in determining whether a director has a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. Under these guidelines, a director will be considered to have such a relationship if during the last three years prior to the independence determination date:

•

Charitable Contributions. The director, or an immediate family member of the director, has served as an executive officer of a charitable organization that receives payments from the Company in an amount which, in any single fiscal year since the determination date, exceeds the greater of $200,000, or 5% of such charitable organization’s revenues;

•

Indebtedness. The director or an immediate family member of the director has served, as an executive officer of another company which was indebted to the Company, or to which the Company was indebted, at the time the director was serving as an executive officer, where the total amount of either company’s indebtedness to the other in any single fiscal year since the determination date exceeds five percent (5%) of such company’s revenues;

For purposes of the above standards: (i) “COMPANY” includes Amdocs Limited and any parent or subsidiary that would be required under U.S. generally accepted accounting principles to prepare financial statements on a consolidated basis; and (ii) “IMMEDIATE FAMILY MEMBER” includes a person’s spouse, parents, children, and siblings, whether by blood, marriage, or adoption, or anyone residing in such person’s home.

A-1

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

AMDOCS LIMITED

January 29, 2021

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:

The Notice of Meeting, Proxy Statement, Proxy Card

are available at www.amdocs.com/proxy

Please sign, date and mail

your proxy card in the

envelope provided as soon

as possible.

i Please detach along perforated line and mail in the envelope provided. i

¢

AMDOCS’ BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ELECTION OF EACH OF THE
DIRECTOR NOMINEES

AND A VOTE “FOR” PROPOSALS 2, 3 AND 4

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE
IN BLUE OR BLACK INK AS

SHOWN HERE  ☒

1. ELECTION OF DIRECTORS:	FOR	AGAINST	ABSTAIN			FOR	AGAINST	ABSTAIN
Robert A. Minicucci Adrian Gardner	☐ ☐	☐ ☐	☐ ☐	2.	To approve an increase in the dividend rate under our quarterly cash dividend program from $0.3275 per share to $0.36 per share (Proposal II)	☐	☐	☐
James S. Kahan	☐	☐	☐
Rafael de la Vega Giora Yaron Eli Gelman	☐ ☐ ☐	☐ ☐ ☐	☐ ☐ ☐	3.	To approve our Consolidated Financial Statements for the fiscal year ended September 30, 2020 (Proposal III).	☐	☐	☐
Richard T.C. LeFave John A. MacDonald Shuky Sheffer Yvette Kanouff	☐ ☐ ☐ ☐	☐ ☐ ☐ ☐	☐ ☐ ☐ ☐	4.

To ratify and approve the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending September 30, 2021, and until the next annual general meeting, and authorize the Audit Committee of the Board of Directors to fix the remuneration of such independent registered public accounting firm in accordance with the nature and extent of its services (Proposal IV).

						☐	☐	☐

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.

			☐

Our shareholders will also act on such other business as may properly come before the annual general meeting.

The Board of Directors has fixed the close of business on December 3, 2020 as the record date for the determination of our shareholders entitled to notice of, and to vote on the matters proposed at, the annual general meeting and any adjournments thereof.

Signature of Shareholder	Date:	Signature of Shareholder	Date:

¢	Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person. ¢

0 ¢

AMDOCS LIMITED

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints each of Robert A. Minicucci and Michal Topolski and Matthew Smith and Zvi Joseph as Proxies, each with the power to appoint his or her substitute, and hereby authorizes each of them to represent and vote, as designated on the reverse side, all Ordinary Shares of Amdocs Limited (the “Company”) held of record by the undersigned on December 3, 2020, at the annual General Meeting of shareholders to be held on January 29, 2021 or any adjournment thereof.

(CONTINUED AND TO BE SIGNED ON THE REVERSE SIDE)

¢ 11	14475 ¢

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

AMDOCS LIMITED

January 29, 2021

PROXY VOTING INSTRUCTIONS

INTERNET - Access “www.voteproxy.com” and follow the on-screen instructions or scan the QR code with your smartphone. Have your proxy card available when you access the web page.

TELEPHONE - Call toll-free 1-800-PROXIES (1-800-776-9437) in the United States or 1-718-921-8500 from foreign countries from any touch-tone telephone and follow the instructions. Have your proxy card available when you call.

Vote online/phone until 11:59 PM EST the day before the meeting.

MAIL - Sign, date and mail your proxy card in the envelope provided as soon as possible.
IN PERSON - You may vote your shares in person by attending the Annual Meeting. For the health and safety of our shareholders, and in compliance with local and state requirements then in place at the time of the annual meeting due to the COVID-19 pandemic, only one representative may attend the meeting on behalf of any shareholder along with any person providing assistance to that shareholder, such as a caregiver. All persons in attendance must wear face coverings, maintain social distancing and may be subject to heightened health screening procedures. The company will also be required to comply with any restrictions limiting the number of persons who may gather indoors.

COMPANY NUMBER
ACCOUNT NUMBER

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL: The Notice of Meeting, Proxy Statement, Proxy Card
are available at www.amdocs.com/proxy

i Please detach along perforated line and mail in the envelope provided IF you are not voting via telephone or the Internet. i

AMDOCS’ BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ELECTION OF EACH OF THE DIRECTOR NOMINEES

AND A VOTE “FOR” PROPOSALS 2, 3 AND 4.

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR
BLACK INK AS

SHOWN HERE  ☒

1. ELECTION OF DIRECTORS:	FOR	AGAINST	ABSTAIN			FOR	AGAINST	ABSTAIN
Robert A. Minicucci Adrian Gardner	☐ ☐	☐ ☐	☐ ☐	2.	To approve an increase in the dividend rate under our quarterly cash dividend program from $0.3275 per share to $0.36 per share (Proposal II)	☐	☐	☐
James S. Kahan	☐	☐	☐
Rafael de la Vega Giora Yaron Eli Gelman	☐ ☐ ☐	☐ ☐ ☐	☐ ☐ ☐	3.	To approve our Consolidated Financial Statements for the fiscal year ended September 30, 2020 (Proposal III).	☐	☐	☐
Richard T.C. LeFave John A. MacDonald Shuky Sheffer Yvette Kanouff	☐ ☐ ☐ ☐	☐ ☐ ☐ ☐	☐ ☐ ☐ ☐	4.

To ratify and approve the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending September 30, 2021, and until the next annual general meeting, and authorize the Audit Committee of the Board of Directors to fix the remuneration of such independent registered public accounting firm in accordance with the nature and extent of its services (Proposal IV).

						☐	☐	☐

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.

			☐

Our shareholders will also act on such other business as may properly come before the annual general meeting.

The Board of Directors has fixed the close of business on December 3, 2020 as the record date for the determination of our shareholders entitled to notice of, and to vote on the matters proposed at, the annual general meeting and any adjournments thereof.

Signature of Shareholder	Date:	Signature of Shareholder	Date:

¢	Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person. ¢

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMDOCS LIMITED

By:	/s/ Matthew E. Smith
Name: Matthew E. Smith
Title: Secretary and Authorized Signatory

Date: December 23, 2020